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TSX: ELD NYSE: EGO

Eldorado Announces Agreement to Sell White Mountain and Tanjianshan Mines and Eastern Dragon Development Project

VANCOUVER, May 16, 2016 – In addition to the April 26, 2016 announcement that Eldorado Gold Corporation (the "Company" or "Eldorado") has reached an agreement to sell its interest in the Jinfeng mine, Eldorado is pleased to announce it has reached an agreement to sell its respective interest in the White Mountain and Tanjianshan mines and the Eastern Dragon development project to an affiliate of Yintai Resources Co. Ltd. (SHSZ: 000975) (“Yintai”) for US$600 million in cash, subject to certain closing adjustments.

The agreement provides for an RMB equivalent US$30 million deposit to be paid by the purchaser and forfeited under certain circumstances and a reverse break-fee of the same amount payable by Eldorado to the purchaser under certain circumstances.

"We are very pleased to have reached this agreement as this transaction recognizes immediate value to both companies and its shareholders. We are proud of our history and the accomplishments achieved by the hard work of all of our Chinese employees. The proposed transaction provides Yintai the opportunity to build on our achievements in China,” said Paul Wright, President and Chief Executive Officer of Eldorado Gold. "We look forward to closing the sale of both transactions and advancing our internal project pipeline.”

The transaction is expected to close in the third to fourth quarter 2016 and is subject to obtaining various regulatory and other approvals, including Yintai shareholder approval, and other customary closing conditions. Following close, the Company intends to redeploy net proceeds from the disposition of its Chinese assets to continue to grow its business based on long lived, low cost assets.

BMO Capital Markets and Cutfield Freeman & Co. are acting as financial advisors and Fasken Martineau DuMoulin LLP, Herbert Smith Freehills LLP, Morrison & Foerster LLP and JunHe LLP are acting as legal counsel to Eldorado. GMP Securities L.P. is acting as financial advisor and Borden Ladner Gervais LLP is acting as legal counsel to Eldorado’s Board of Directors.

About Eldorado Gold

Eldorado is a leading low cost gold producer with mining, development and exploration operations in Turkey, China, Greece, Romania and Brazil. The Company’s success to date is based on a low cost strategy, a highly skilled and dedicated workforce, safe and responsible operations, and long-term partnerships with the communities where it operates. Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

About Yintai Resources Co. Ltd.

Yintai Resources Co. Ltd. is engaged primarily in nonferrous metals mining and controls the polymetallic Huaaobaote mine in Inner Mongolia and is publicly listed on the Shenzhen Stock Exchange (SHSZ: 000975) with a market capitalization of approximately US$2.5bn.

China Yintai Investment Holding Co., Ltd. (the "Yintai Group") is the parent company of Yintai and conducts business in a number of sectors including commercial and retail real estate development and management, public utilities management, hospitality, intelligent logistics and financial services. The Yintai Group's other primary holdings include a 12% interest in Metro Land Corporation (SHSE: 600683) and a 34% interest in lntime Retail Group Company (SEHK: 1833). The YT Group and its 100-some affiliates and subsidiaries have about RMB 45 billion in assets and employ more than 50,000 people across China.

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward- looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited to the Company’s announcement of its agreement to sell its interests in White Mountain and Tanjianshan Mines and the Eastern Dragon Development Project (collectively the “Proposed Sale”)

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. We have made certain assumptions about the forward-looking statements and information, including assumptions about the ability to and timing of obtaining required approvals and other approvals and meeting the conditions of closing the Proposed Sale, the political and economic environment that we operate in, the future price of commodities, anticipated costs and expenses. Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: required approvals not being obtained and closing of the Proposed Sale not occurring or being delayed; Purchaser’s financing being withdrawn or withheld; change in the use of sale proceeds; political and economic environment, gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory environment and restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; risks related to completing the Chinese monetization process and impact of the Jinfeng Sale and Proposed Sale on the Company; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40- F dated March 30, 2016.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Contact

Krista Muhr, Vice President Investor Relations & Corporate Communications

Eldorado Gold Corporation

604 687 4018 or 1 888 353 8166

kristam@eldoradogold.com

www.eldoradogold.com